UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) February 6, 2015

NABORS INDUSTRIES LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-32657	98-0363970
(State or Other Jurisdiction of	(Commission File Number)	(I.R.S. Employer
Incorporation or Organization)		Identification No.)

Crown House 4 Par-la-Ville Road Second Floor
Hamilton, HM08 Bermuda	N/A
(Address of principal executive offices)	(Zip Code)

(441) 292-1510
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                Entry into a Material Definitive Agreement.

Amendment No. 1 to the Separation Agreement

On June 25, 2014, Nabors Industries Ltd., a Bermuda exempted company (“Nabors”), and Nabors Red Lion Limited, a Bermuda exempted company and a wholly-owned subsidiary of Nabors (“Red Lion”), entered into a Separation Agreement (the “Separation Agreement”) pursuant to which, prior to the Merger (as defined below), Nabors will undergo a restructuring to separate Nabors’ completion and production services businesses in the U.S. and Canada (the “C&P Business”) from the other businesses of Nabors, as a result of which Red Lion will own solely the C&P Business (the “Separation”). On February 6, 2015, Nabors and Red Lion, with the consent of C&J Energy Services, Inc., a Delaware corporation (“C&J”), entered into Amendment No. 1 to the Separation Agreement (the “Amendment No. 1 to the Separation Agreement”), which provides for a $250 million reduction in the aggregate face value of the intercompany notes issued to Nabors in connection with the Separation, which notes will be repaid by Red Lion in connection with the closing of the Merger. Accordingly, upon the closing of the Merger, Nabors will receive total consideration comprised of approximately $688 million in cash and approximately 62.5 million Red Lion common shares.  At closing, the authorized share capital of Red Lion would consist of 750 million common shares and 50 million preferred shares.

The foregoing description of the Amendment No. 1 to the Separation Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such agreement which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Amendment No. 1 to the Merger Agreement

On June 25, 2014, Nabors and Red Lion entered into a definitive merger agreement (the “Merger Agreement”) with C&J, pursuant to which, subject to the terms and conditions thereof, a wholly-owned subsidiary of Red Lion will merge with and into C&J, with C&J surviving as a wholly-owned subsidiary of Red Lion (the “Merger”). On February 6, 2015, the parties to the Merger Agreement entered into Amendment No. 1 to the Merger Agreement (the “Amendment No. 1 to the Merger Agreement”), which revises the descriptions of the opinions to be delivered by each party’s tax advisors in connection with the closing of the Merger. The tax opinion to be delivered to Nabors will be required to state that the distribution of Nabors Completion & Production Services Co. by Nabors International Finance Inc. to Nabors Blue Shield Ltd. is subject to the possible application of Section 355(d) of the Internal Revenue Code of 1986, as amended (the “Code”). The tax opinion to be delivered to C&J will be required to state that it is more likely than not that (i) the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code and (ii) Red Lion qualifies as a corporation under Section 367(a) of the Code with respect to each transfer of property in connection with the Merger (with certain exceptions). Additionally, Amendment No. 1 to the Merger Agreement (1) provides that if Nabors fails to deliver certain required financial information to C&J on or before the close of business on March 3, 2015, Nabors will not be entitled to recover a $65 million termination fee in the event Nabors terminates the Merger Agreement on the basis that C&J’s financing arrangements are not available to close the Merger, and (2) requires C&J to request each person treated as a “5-percent transferee shareholder” (as defined in the Treasury Regulations) to enter into a “gain recognition agreement” (as defined in the Treasury Regulations) following the closing of the Merger.

The foregoing description of the Amendment No. 1 to Merger Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such agreement which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.  Capitalized terms used in the foregoing description but not defined herein shall have the meaning given to them in Amendment No. 1 to the Merger Agreement.

Loan Agreement

On February 6, 2015, Nabors Industries, Inc. (“NII”), a wholly owned subsidiary of Nabors, and Nabors entered into a term loan agreement (the “Loan Agreement”) with Citibank, N.A., Mizuho Bank, Ltd., HSBC Bank USA, N.A. and Wells Fargo Bank, N.A. for a $300 million, three-year unsecured term loan facility.  Nabors fully and unconditionally guarantees the obligations of NII under the Loan Agreement.

Under the Loan Agreement, Citigroup Global Markets Inc. and Mizuho Bank, Ltd. are joint lead arrangers and bookrunners, HSBC Bank USA, N.A. and Wells Fargo Bank, N.A. are documentation agents, Mizuho Bank, Ltd. is syndication agent and Citibank, N.A. is administrative agent.

Borrowings under the Loan Agreement will bear interest for interest periods of one, two, three or six months, at an annual rate equal to the London Interbank Offered Rate for the corresponding deposits of U.S. dollars, plus the applicable interest margin.  The margin is based on Nabors’ long-term unsecured credit rating for debt as in effect from time to time. Based on Nabors’ current unsecured debt rating, the margin is 150 bps. In the event that Nabors or its subsidiaries receives net proceeds of $70 million or more from a material asset disposition, material debt issuance or material equity issuance, such proceeds must be used to prepay borrowings under the Loan Agreement. The Loan Agreement contains representations and warranties, covenants and events of default which are customary for loan facilities of this type.

The foregoing description of the Loan Agreement does not purport to be complete. A copy of the Loan Agreement, which is filed hereto as Exhibit 10.3, is incorporated herein by reference and should be read in its entirety for a complete description of its provisions.

Item 2.03.     Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information provided in Item 1.01 under the section titled “Loan Agreement” of this Current Report on Form 8-K is hereby incorporated by reference.

Item 9.01.                Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Amendment No. 1 to the Separation Agreement, dated February 6, 2015, by and between Nabors Industries Ltd. and Nabors Red Lion Limited
10.2

Amendment No. 1 to the Agreement and Plan of Merger, dated February 6, 2015, by and among Nabors Industries Ltd., Nabors Red Lion Limited, C&J Energy Services, Inc., Nabors CJ Merger Co. and CJ Holding Co.

10.3

Term Loan Agreement, dated February 6, 2015, among Nabors Industries, Inc., as borrower, Nabors Industries Ltd., as guarantor, the lenders party thereto, HSBC Bank USA, N.A. and Wells Fargo Bank, N.A., as documentation agents, Mizuho Bank, Ltd., as syndication agent and Citibank, N.A, as administrative agent for the lenders.

Important Additional Information

In connection with the proposed transactions, Red Lion (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of C&J that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available.  Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of C&J. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov.  You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors’ website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders.  Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information above includes forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements.  The projections contained in this release reflect management’s estimates as of the date of the release.  Nabors does not undertake to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NABORS INDUSTRIES LTD.

Date: February 9, 2015	By:	/s/ Mark D. Andrews
Mark D. Andrews
Corporate Secretary

Exhibit Index

Exhibit No.	Description
10.1	Amendment No. 1 to the Separation Agreement, dated February 6, 2015, by and between Nabors Industries Ltd. and Nabors Red Lion Limited
10.2

Amendment No. 1 to the Agreement and Plan of Merger, dated February 6, 2015, by and among Nabors Industries Ltd., Nabors Red Lion Limited, C&J Energy Services, Inc., Nabors CJ Merger Co. and CJ Holding Co.

10.3

Term Loan Agreement, dated February 6, 2015, among Nabors Industries, Inc., as borrower, Nabors Industries Ltd., as guarantor, the lenders party thereto, HSBC Bank USA, N.A. and Wells Fargo Bank, N.A., as documentation agents, Mizuho Bank, Ltd., as syndication agent and Citibank, N.A, as administrative agent for the lenders.